As filed with the Securities and Exchange Commission on May 13, 2011
File Nos. 333-61759, 811-08961

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 21	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 23	☒
(Check appropriate box or boxes)

TIAA-CREF Life Funds
(Exact Name of Registrant as Specified in Charter)

730 Third Avenue
New York, New York 10017-3206
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (800) 842-2733

Insurance Company’s Telephone Number, including Area Code: (212) 490-9000

Name and Address of Agent for Service:	Copy to:
Stewart P. Greene, Esquire	Jeffrey S. Puretz, Esquire
TIAA-CREF Life Funds	Dechert LLP
730 Third Avenue	1775 I Street, N.W.
New York, New York 10017-3206	Washington, D.C. 20006-2401

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.
2. Part C to the Registration Statement (including signature page).
3. Exhibit (p) to Item 28 of the Registration Statement.

This Post-Effective Amendment No. 21 is being filed solely to add the Registrant’s Code of Ethics, adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940, as Exhibit (p) to Item 28 of this Registration Statement on Form N-1A.

Parts A and B of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A filed on April 22, 2011, and declared effective on May 1, 2011, are incorporated by reference herein.

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)	(1) Amended and Restated Declaration of Trust, dated as of August 13, 1998. (1)

(2) Amendment to Declaration of Trust dated November 12, 1998. (11)

(3) Instrument dated May 22, 2002 Amending Declaration of Trust to add Large-Cap Value, Small-Cap Equity, and Real Estate Securities Funds as series of the Trust. (3)

(4) Amendment to Declaration of Trust dated as of October 2, 2006. (8)

(b)	N/A

(c)	N/A

(d)	(1) Investment Management Agreement for Registrant by and between Registrant and Teachers Advisors, Inc. (“Advisors”), dated as of November 30, 1998 (the “Investment Management Agreement”). (1)

(2) Amendment to the Investment Management Agreement, dated February 29, 2000. (11)

(3) Amendment to the Investment Management Agreement, dated September 3, 2002. (3)

(4) Amendment to the Investment Management Agreement, dated as of May 1, 2003. (4)

(5) Form of Investment Advisory Agreement for TIAA-CREF Life Funds by and between Registrant and Teachers Advisors, Inc. (“Advisors”), dated as of May 1, 2010 (the “ Advisory Agreement”). (13)

(6) Form of Administrative Services Agreement for TIAA-CREF Life Funds by and between Registrant and Advisors, dated as of May 1, 2010 (the “Administrative Services Agreement”). (13)

(7) Form of Expense Reimbursement Agreement for TIAA-CREF Life Funds by and between Registrant and Advisors, dated as of May 1, 2010 (the “Expense Reimbursement Agreement”). (13)

(e)	(1) Participation/Distribution Agreement between Registrant, TIAA-CREF Life Insurance Company (“TC Life”) and Teachers Personal Investors Services, Inc. (“TPIS”), dated as of November 20, 1998. (1)

(2) Amendment to Participation/Distribution Agreement between Registrant, TC Life and TPIS, dated as of October 19, 2004. (6)

(3) Amendment to Participation/Distribution Agreement between Registrant, TC Life and TPIS, dated as of September 15, 2005. (7)

(4) Shareholder Information Agreement between TC Life and TPIS dated as of April 2, 2007. (8)

(f)

(1) TIAA and CREF Non-Employee Trustee and Member, and TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and Registrant Non-Employee Trustee, and TIAA Separate Account VA-1 Management Committee Member, Long-Term Compensation Plan, as of January 1, 1998, as amended. (5)

(2) TIAA and CREF Non-Employee Trustee and Member, and TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds and Registrant Non-Employee Trustee, and TIAA Separate Account VA-1 Management Committee Member, Deferred Compensation Plan, as of June 1, 1998, as amended. (5)

(3) TIAA-CREF Non-Employee Trustee and Member Long-Term Compensation Plan(10)

(4) TIAA-CREF Non-Employee Trustee and Member Deferred Compensation Plan(10)

(g)	Master Custodian Agreement dated November 20, 2007 between Registrant, State Street Bank and Trust Company (“State Street”) and certain other parties thereto. (10)

(h)	(1) Investment Accounting Agreement dated November 20, 2007 between Registrant, State Street and certain other parties thereto. (10)

(2) Form of Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. (14)

(i)	Opinion and Consent of Jonathan Feigelson, Esq. (14)

(j)	(1) Consent of Dechert LLP (14)

(2) Consent of PricewaterhouseCoopers LLP (14)

(k)	Omitted Financial Statements.(9)

(l)	(1) Seed Money Agreements, dated November 30, 1998 and February 29, 2000. (2)

(2) Seed Money Agreement, dated as of August 1, 2002. (3)

(m)	N/A

(n)	N/A

(p)	Code of Ethics and Policy Statement on Personal Trading (For the TIAA-CREF Funds and Certain Related Entities). *

(1)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on December 9, 1998.
(2)	Incorporated herein by reference to Post-Effective Amendment No. 3 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on March 28, 2000.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 7 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on October 25, 2002.
(4)	Incorporated herein by reference to Post-Effective Amendment No. 9 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 29, 2003.
(5)	Incorporated herein by reference to Post-Effective Amendment No. 10 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 30, 2004.
(6)	Incorporated herein by reference to Post-Effective Amendment No. 12 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on May 2, 2005.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 13 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on May 1, 2006.
(8)	Incorporated herein by reference to Post-Effective Amendment No. 14 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 23, 2007.
(9)	Incorporated herein by reference to the Form N-CSR of the Registrant as filed with the Commission on March 7, 2008.
(10)	Incorporated herein by reference to Post-Effective Amendment No. 15 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 21, 2008.
(11)	Incorporated herein by reference to Post-Effective Amendment No. 15 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 23, 2009.
(12)	Incorporated herein by reference to Post-Effective Amendment No. 17 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on March 2, 2010.
(13)	Incorporated herein by reference to Post-Effective Amendment No. 18 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 22, 2010.
(14)	Incorporated herein by reference to Post-Effective Amendment No. 19 to the initial registration statement on Form N-1A (File No. 333-61759) as filed with the Commission on April 22, 2011.

*	Filed herewith

Item 29. Persons Controlled by or Under Common Control with the Fund

          The Registrant disclaims any assertion that its investment adviser, Teachers Advisors, Inc. (“Teachers Advisors”), or the parent company or any affiliate of Teachers Advisors directly or indirectly controls the Registrant or is under common control with the Registrant. Additionally, the Board of Trustees of the Registrant is the same as the board of other TIAA-CREF Funds, each of which has Teachers Advisors, or an affiliate, as its investment adviser. In addition, the Registrant and the other TIAA-CREF Funds have some officers in common. Nonetheless, the Registrant takes the position that it is not under common control with the other TIAA-CREF Funds because the power residing in the Funds’ respective boards and officers arises as the result of an official position with the respective investment companies.

Item 30. Indemnification

          As a Delaware statutory trust, Registrant’s operations are governed by its Declaration of Trust dated August 13, 1998, as amended (the “Declaration of Trust”). Generally, Delaware statutory trust shareholders are not personally liable for obligations of the Delaware business trust under Delaware law. The Delaware Statutory Trust Act (the DSTA) provides that a shareholder of a trust shall be entitled to the same limitation of liability extended to shareholders of private for-profit Delaware corporations. Registrant’s Declaration of Trust expressly provides that it has been organized under the DSTA and that the Declaration of Trust is to be governed by Delaware law. It is nevertheless possible that a Delaware statutory trust, such as Registrant, might become a party to an action in another state whose courts refuse to apply Delaware law, in which case Registrant’s shareholders could be subject to personal liability.

          To protect Registrant’s shareholders against the risk of personal liability, the Declaration of Trust: (i) contains an express disclaimer of shareholder liability for acts or obligations of Registrant and provides that notice of such disclaimer may be given in each agreement, obligation and instrument entered into or executed by Registrant or its Trustees; (ii) provides for the indemnification out of Trust property of any shareholders held personally liable for any obligations of Registrant or any series of Registrant; and (iii) provides that Registrant shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of Registrant and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability is limited to circumstances in which all of the following factors are present: (i) a court refuses to apply Delaware law; (ii) the liability arose under tort law or, if not, no contractual limitation of liability was in effect; and (iii) Registrant itself would be unable to meet its obligations. In the light of Delaware law, the nature of Registrant’s business and the nature of its assets, the risk of personal liability to a shareholder is remote.

          The Declaration of Trust further provides that Registrant shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of Registrant. The Declaration of Trust does not authorize

Registrant to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person’s duties.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons, or otherwise, Registrant has been advised that in the opinion of the Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

Teachers Advisors also provides investment management services to TIAA-CREF Funds, TIAA Separate Account VA-1 and certain unregistered funds. The directors of Teachers Advisors are Scott C. Evans, Carol Deckbar, Phillip Goff, Edward Grzybowski, John Panagakis and Bill Wilkinson, who are also Managers of TIAA-CREF Investment Management, LLC, which is a wholly owned subsidiary of TIAA and a registered investment adviser.

Item 32. Principal Underwriters

          Teachers Personal Investors Services, Inc. (“TPIS”) acts as the principal underwriter for the Registrant. TPIS also acts as the principal underwriter for TIAA Separate Account VA-1 and the TIAA-CREF Life Funds, as well as for certain separate accounts of TIAA-CREF Life Insurance Company that offer variable products.

          The directors and officers of TPIS are as follows:

Name and Principal Business Address*	Positions and Offices with Underwriter	Positions and Offices with Registrant
Keith Henry Rauschenbach	Director and President	None
Patricia Ann Conti	Chief Financial Officer	None
Ilene Linda Shore	Chief Operating Officer	None
Brian Michael Moran	Chief Compliance Officer	None
Marjorie Pierre-Merritt	Secretary	None
Jorge Gutierrez	Treasurer	None
John George Panagakis	Vice President	None
Kevin John Maxwell	Vice President	None
Robert Thomas Rickey	Vice President	None
Douglas Chittenden	Director

Edward Moslander	Director	None
Linda Dougherty	Vice President	None
Thomas Dudek	Anti-Money Laundering Compliance Officer	None
Janet Acosta	Assistant Secretary	None
Stewart P. Greene	Assistant Secretary	None
David Isacovici	Assistant Secretary	None
Meredith J. Kornreich	Assistant Secretary	None

     * The business address of all directors and officers of TPIS is 730 Third Avenue, 12th Floor, New York, NY 10017-3206.

          Additional information about the officers of TPIS can be found on Schedule A of Form BD for TPIS, as currently on file with the Commission (File No. 8-47051).

Item 33. Location of Accounts and Records

          All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder will be maintained at the Registrant’s home office, 730 Third Avenue, New York, NY 10017-3206, at other offices of the Registrant, at the offices of the Registrant’s custodian and fund accounting agent, State Street Bank and Trust Company, 1776 Heritage Drive, Quincy, MA 02171, and at the offices of the Registrant’s transfer agent, Boston Financial Data Services, Inc., at 2000 Crown Colony Drive, Quincy, Massachusetts 02169. In addition, certain duplicated records are maintained at Pierce Leahy Archives, 64 Leone Lane, Chester, NY 10918 and CitiStorage, 5 North 11th Street, Brooklyn, NY 11211 and File Vault, 839 Exchange Street, Charlotte, NC 28208.

Item 34. Management Services

          Not applicable.

Item 35. Undertakings

          Not applicable.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TIAA-CREF Life Funds has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 13th day of May, 2011.

TIAA-CREF LIFE FUNDS

By:	/s/ Scott C. Evans

Name: Scott C. Evans
Title: Principal Executive Officer and President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott C. Evans	Principal Executive Officer and President (Principal Executive Officer)	May 13, 2011

Scott C. Evans

/s/ Phillip G.Goff	Principal Financial Officer, Principal Accounting Officer and Treasurer (Principal Financial and Accounting Officer)	May 13, 2011

Phillip G. Goff

SIGNATURE OF TRUSTEE		SIGNATURE OF TRUSTEE

	DATE		DATE

*		*

Nancy A. Eckl	May 13, 2011	Bridget A. Macaskill	May 13, 2011

*		*

Forrest Berkley	May 13, 2011	James M. Poterba	May 13, 2011

*		*

Michael A. Forrester	May 13, 2011	Maceo K. Sloan	May 13, 2011

*		*

Howell E. Jackson	May 13, 2011	Laura T. Starks	May 13, 2011

*

Nancy L. Jacob	May 13, 2011

/s/ Stewart P. Greene

Stewart P. Greene as attorney-in-fact	May 13, 2011

*Signed by Stewart P. Greene pursuant to powers of attorney previously filed with the SEC.

EXHIBIT LIST

(p)          Rule17j-1 Code of Ethics